
January 22, 2025

Dandan Chen
President
AEN Group Ltd.
2614 35 Street SW
Calgary, AB, Canada T3E 2Y2

> **Re: AEN Group Ltd.**
> **Registration Statement on Form S-1**
> **Filed December 31, 2024**
> **File No. 333-284102**

Dear Dandan Chen:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed on December 31, 2024

Cover Page

1.   We note that "all of the shares offered by the selling shareholders will be sold at various market prices for the duration of the Offering." We also note that you are not traded on any market but will "attempt to have the shares quoted on the OTC Pink Open Market." As such you do not have an existing trading market and even if you establish trading on OTC Pink Open Market, it is not considered an existing trading market for purposes of conducting an at the market offering under Rule 415. Your prospectus should therefore be revised to set a fixed price at which the selling shareholders will offer and sell their shares. See Schedule A, Item 16, of the Securities Act and Item 501(b)(3) of Regulation S-K. Please clearly disclose that the shares will be sold at the *fixed price* for the duration of the offering. Please make the appropriate revisions on the front of the registration statement, front cover page of the prospectus, summary and plan of distribution sections.

Prospectus Summary, page 6

2.   Please discuss your auditor's going concern opinion in the summary, risk factors and management's discussion and analysis. Additionally, please discuss your limited revenues and net losses to date and your large related-party liability.

3.   Please revise to disclose that the company only has two employees which include your officers and directors.

Risk Factors, page 9

4.   Please revise to add a risk factor to discuss your large related-party liability to include any repayment terms.

US investors may have difficulty enforcing judgments against our Company and Officers, page 11

5.   It appears that you have two officers. Please revise your risk factor disclosure to disclose the name, nationality and residence of each officer.

Management's Discussion and Analysis of Financial Condition and Results of Operaions, page 22

6.   If applicable, please clarify whether inflation has had or is expected to have a material impact on your operations and results. In addition, please tell us what consideration you have given to including a risk factor specific to the impact of inflation on your business. Please also discuss whether supply chain disruptions have materially affected your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted. Revise to discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.

Description Of Business, page 24

7.   Your description of your business operations appear to be mostly aspirational. Please thoroughly revise this section to clarify and better describe the status of your current operations and your proposed business operations. For example, what are you selling presently, and where are you selling it. To the extent that you discuss future products, please provide the status of development and indicate the timeframe for which you anticipate offering these products and the basis of your conclusions. Further, please discuss the actual operations of your business, focusing on the particular means by which you generate revenues and incur expenses.

8.   We note your disclosure that you intend to "represent Mountainview Farming Group Ltd." with its marketing of canola oil in Asia. Please revise to discuss this business arrangement in greater detail to include the material terms of any marketing/distribution agreement.

Certain Relationships and Related Transactions, page 43

9.   We note that the included financial statements disclosure certain related-party
        liabilities. Please revise to disclosure such liabilities and the information required by
        Item 404 of Regulation S-K.

Auditors' Report, page F-3

10.   Please make arrangements with your auditors for them to revise their report in two
        places to reference "...each of the two years in the period ended June 30,
        2024..." rather than "...the period ended June 30, 2024 and 2023."

        We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence
of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate
time for us to review any amendment prior to the requested effective date of the registration
statement.

        Please contact Valeria Franks at 202-551-7705 or Rufus Decker at 202-551-3769 if
you have questions regarding comments on the financial statements and related
matters. Please contact Scott Anderegg at 202-551-3342 or Donald Field at 202-551-3680
with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Trade & Services